UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 1-12815

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO BRIDGE & IRON SAVINGS PLAN

c/o Chicago Bridge & Iron Company

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77380

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chicago Bridge & Iron Company N.V.

Oostduinlaan 75

2596 JJ The Hague

The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Chicago Bridge & Iron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Calvetti, Ferguson & Wagner, P.C.

Houston, Texas

June 15, 2012

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets

Cash	$131,934	$—

Investments, at fair value	551,821,779	539,132,800

Contribution receivable from employer	18,201,089	19,962,027

Notes receivable from participants	8,522,580	9,008,360

Total Assets	$578,677,382	$568,103,187

Liabilities

Corrective distribution payable	—	197,053

Accrued administrative expenses	6,150	—

Total Liabilities	$6,150	$197,053

Net assets available for benefits, at fair value	$578,671,232	$567,906,134

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(2,082,374)	(1,769,910)

Net assets available for benefits	$576,588,858	$566,136,224

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011
Additions to net assets attributed to:
Investment income	$14,556,938
Contributions:
Employer	27,666,583
Participants	27,429,570
Rollovers	1,400,523

Total additions	71,053,614

Deductions to net assets attributed to:
Distributions to participants	51,230,918
Net depreciation in value of investments	9,297,152
Administrative expenses	72,910

Total deductions	60,600,980

Net increase	10,452,634

Net Assets Available for Benefits:
Beginning of year	566,136,224

End of year	$576,588,858

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following provides a summary of the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. serve as trustee and record keeper, respectively, for the Plan.

Participant and Company Contributions—Contributions to the Plan are comprised of employee 401(k) voluntary pre-tax salary deferrals, employee voluntary after-tax Roth contributions, Company 401(k) matching contributions and annual Company contributions. Company contributions are discretionary and participant eligibility can be constrained by union agreement, Company subsidiary or service.

•

Participant Contributions—Participants may contribute amounts on a pre-tax deferred basis or an after-tax Roth basis up to a maximum of 75% of compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

•

Company Matching Contributions—The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For 2011, the Company elected to match the participants’ contributions up to 3% of total cash compensation, except where otherwise constrained.

•

Annual Company Contributions—The Company may elect, at its sole discretion, to contribute up to 12% of annual total cash compensation (including overtime and incentive compensation) for eligible participants (as defined below), subject to Company performance and the IRS limits on compensation deferrals. To be eligible to receive an annual Company contribution, a participant must: (i) have worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) be employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived). The annual Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution was made. For 2011, the annual Company contribution percentage for the Plan was 6% of eligible compensation and amounted to $18,046,767, net of forfeitures of approximately $1,727,975.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant contributions and Company matching and annual contributions are allocated to investments within each participant account based upon participant-directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total applicable fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities and bonds, including certain mutual funds beyond the Trustee’s family of funds, (ii) a stock fund, which invests in the common stock of Chicago Bridge & Iron Company N.V., CB&I’s parent, and (iii) common collective trust funds. Participants may transfer account balances among investment options; however, interfund transfers to the Company stock fund from other investment options are not permissible under the Plan.

Vesting—Participant contributions and all earnings on those contributions vest immediately. Company matching and annual contributions vest after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company contributions.

Notes Receivable from Participants—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years (with the exception of principal residence loans, which are repayable over a period not to exceed fifteen years). Repayments of principal and interest are credited to the funds in which the participant’s deferrals and Company contributions are invested.

Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service and financial hardship withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

Forfeitures—Forfeited accounts, representing the unvested portion of Company matching and annual contributions, are used to reduce future Company contributions to participant accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution, purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy (as provided in Note 4) is based upon the lowest level of input that is significant to the fair value measurement. Investments that are valued using quoted market prices in active markets are classified within level 1 of the valuation hierarchy and assets that are valued using internally-developed models that use readily observable market inputs (quoted market prices for similar assets and liabilities in active markets), are classified within level 2 of the valuation hierarchy. In some cases, assets may be valued based upon models with significant unobservable market inputs and would be classified within level 3 of the valuation hierarchy. The Plan did not have any level 3 classifications as of December 31, 2011 or 2010.

The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value:

•

Common Stock and Mutual Funds—The fair values are based on quoted market prices on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy (market approach).

•	Common Collective Trust Funds—

•

Stable Value Common Trust Fund—The fund is comprised of guaranteed investment contracts, wrap contracts and various other contracts. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract (income approach). The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes (cost approach). For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at the close of business on the valuation date (market approach). Therefore, the fund’s fair value is classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions.

•

Equity Index Trust Fund—The Net Asset Value (“NAV”), provided by the fund administrator, is classified within level 2 of the valuation hierarchy. Although the NAV’s unit price is quoted on a private market that is not active, the unit price is based on underlying investments which are traded on an active market (market approach).

New Accounting Standards— There are no recently issued accounting standards that the Company believes will have a material impact on the net assets of the Plan.

Subsequent Events— Subsequent events for the Plan were evaluated through June 15, 2012, the date these financial statements were issued.

3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 or 2010 (at fair value unless otherwise noted):

	December 31,
	2011	2010
T. Rowe Price Stable Value Common Trust Fund (at contract value) (1)	$57,627,817	$47,198,131
T. Rowe Price Blue Chip Growth Fund	52,347,609	52,023,852
T. Rowe Price Summit Cash Reserves Fund	45,103,859	43,420,847
T. Rowe Price Balanced Fund	43,793,219	47,014,232
T. Rowe Price Equity Income Fund	41,933,122	43,381,768
T. Rowe Price New Horizons Fund	36,713,786	35,157,334
Chicago Bridge & Iron Company N.V. Common Stock	30,942,400	29,948,365
T. Rowe Price Spectrum Income Fund	30,844,542	31,289,101
American Europacific Growth Fund (2)	28,284,411	34,276,323

(1)	The fair value of this fully benefit-responsive investment totaled $59,710,191 and $48,968,041 at December 31, 2011 and 2010, respectively.

(2)	Investment does not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011.

The following table presents (depreciation) appreciation in the Plan’s investments during 2011, including gains and losses on investments bought, sold, or held during the year:

Year Ended
December 31, 2011
Mutual funds	$(14,157,808)
Common stock	4,375,475
Common collective trust funds	485,181

Total	$(9,297,152)

Risks and Uncertainties—The Plan provides for investments in various securities, which are exposed to interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the value of investments reported in the statements of net assets available for benefits.

4. FAIR VALUE MEASUREMENTS

The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2011 and 2010, respectively, by investment type and valuation hierarchy level:

	December 31, 2011
	Quoted Market Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value in the Statement of Net Assets
Common Stock	$30,942,400	$—	$—	$30,942,400
Mutual Funds	437,270,599	—	—	437,270,599
Common Collective Trust Funds:
Stable Value Common Trust Fund	—	59,710,191	—	59,710,191
Equity Index Trust Fund	—	23,898,589	—	23,898,589

Total Investments at Fair Value	$468,212,999	$83,608,780	$—	$551,821,779

	December 31, 2010
	Quoted Market Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value in the Statement of Net Assets
Common Stock	$29,948,365	$—	$—	$29,948,365
Mutual Funds	436,214,932	—	—	436,214,932
Common Collective Trust Funds:
Stable Value Common Trust Fund	—	48,968,041	—	48,968,041
Equity Index Trust Fund	—	24,001,462	—	24,001,462

Total Investments at Fair Value	$466,163,297	$72,969,503	$—	$539,132,800

5. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

As discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits; however, the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
	2011	2010
Net Assets Available for Benefits
Net assets available for benefits—financial statement	$576,588,858	$566,136,224
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	2,082,374	1,769,910

Net assets available for benefits—Form 5500	$578,671,232	$567,906,134

Year Ended
December 31,
2011
Change in Net Assets Available for Benefits
Net increase in assets available for benefits—financial statement	$10,452,634
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	2,082,374
Prior year	(1,769,910)

Net increase in assets available for benefits—Form 5500	$10,765,098

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS

The Plan received a determination letter from the IRS dated February 13, 2009, stating that the Plan is qualified under the applicable sections of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8. PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the Trustee, and therefore, all transactions involving these investments qualify as party-in-interest transactions under the provisions of ERISA. The Plan also invests in shares of common stock of CB&I’s parent and all transactions involving shares of CB&I’s parent also qualify as party-in-interest transactions. All of these transactions are exempt from ERISA’s prohibited transactions rules.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(Employer Identification Number 06-1477022, Plan Number 001)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value

		Mutual Funds:
*	T. Rowe Price	Blue Chip Growth Fund	$52,347,609
*	T. Rowe Price	Summit Cash Reserves Fund	45,103,859
*	T. Rowe Price	Balanced Fund	43,793,219
*	T. Rowe Price	Equity Income Fund	41,933,122
*	T. Rowe Price	New Horizons Fund	36,713,786
*	T. Rowe Price	Spectrum Income Fund	30,844,542
*	T. Rowe Price	Small Cap Value Fund	26,202,700
*	T. Rowe Price	Capital Appreciation Fund	19,365,808
*	T. Rowe Price	Retirement 2020 Fund	18,868,403
*	T. Rowe Price	Spectrum Growth Fund	15,982,953
*	T. Rowe Price	Retirement 2015 Fund	13,534,677
*	T. Rowe Price	Retirement 2025 Fund	12,294,781
*	T. Rowe Price	Retirement 2030 Fund	9,464,894
*	T. Rowe Price	Retirement 2010 Fund	7,497,432
*	T. Rowe Price	Retirement 2035 Fund	6,874,410
*	T. Rowe Price	Retirement 2040 Fund	6,753,871
*	T. Rowe Price	Retirement 2045 Fund	4,643,015
*	T. Rowe Price	Retirement 2050 Fund	4,376,249
*	T. Rowe Price	Trade Link Investments Account	1,845,597
*	T. Rowe Price	Retirement 2005 Fund	1,404,750
*	T. Rowe Price	Retirement 2055 Fund	1,345,972
*	T. Rowe Price	Retirement Income Fund	1,778,482
	American Funds	Europacific Growth Fund	28,284,411
	Vanguard	Bond Market Index	6,016,057

			$437,270,599
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Common Trust Fund	59,710,191
*	T. Rowe Price	Equity Index Trust Fund	23,898,589

			$83,608,780

*	Chicago Bridge & Iron Company N. V.	Common Stock	30,942,400

	Total Investments at Fair Value		$551,821,779

*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 10.5%	8,522,580

	Total Assets Held at End of Year		$560,344,359

*	Represents a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2012

CHICAGO BRIDGE & IRON SAVINGS PLAN

/s/ Stephen H. Dimlich, Jr.
Stephen H. Dimlich, Jr.
Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti, Ferguson & Wagner, P.C.